SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.___________)*


                       Linda's Diversified Holdings, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.001 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                  535160105
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535160105                  13G                    Page 2 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair & Co., Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       New York

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            403,944
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             403,944
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      403,944
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       12.7%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 535160105                   13G                    Page 3 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kenton Wood


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Great Britain

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            8,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             403,944
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             8,000
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       403,944
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        411,944

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       12.9%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                       Page 4 of 6 pages
Item 1.
         (a)   Name of Issuer:
               Linda's Diversified Holdings, Inc.

         (b)   Address of Issuer's Principal Executive Offices:
               11 Commerce Drive
               Cranford, New Jersey  07016

Item 2.
         (a)   Name of Person Filing:

               This statement is filed jointly by D.H. Blair & Co., Inc. ("Blair") and Kenton E. Wood ("Wood") (together, the "Reporting Parties"). Wood is Chairman and Chief Executive Officer of Blair. See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

         (b)   Address of Principal Business Office or, if None, Residence:

               The Reporting Parties' business address is 44 Wall Street, New York, NY 10005.

         (c)   Citizen:

               Blair is incorporated in the State of New York, Wood is a citizen of Great Britain.

         (d)   Title of Class of Securities:
               Class A Common Stock, $.001 par value ("shares").

         (e)   CUSIP#:
               535160105

Item 3.  (a)   Blair is a  broker-dealer  registered  under  Section 15 of the
               Securities Exchange Act.

Item 4. Ownership:

     (a)  (b)
          (i) As of December 31, 1997, Blair may be deemed to beneficially own 403,944 shares or 12.7% of the Issuer's shares issued and outstanding as follows: (A) 36,004 shares underlying a Unit Purchase Option ("UPO") to purchase 9,001 Units (1) (the "UPO") at an exercise price of $6.00 per Unit through May 25, 1999 owned directly by Blair, and (B) 81,785 Units (1), 17,200 Class A Warrants (1), and 6,400 Class B Warrants (1) held by Blair as market-maker.

          (ii) As of December 31, 1997, Wood may be deemed to beneficially own 411,944 shares or 12.9% of the Issuer's shares issued and outstanding as follows: (A) 8,000 shares underlying a Unit Purchase Option to purchase 2,000 Units at an exercise price of $6.00 per Unit through May 25, 1999 owned directly by him; (B) 36,004 shares underlying the UPO owned by Blair as described in
               (i) (A) above; and (C) 81,785 Units, 17,200 Class A Warrants, and 6,400 Class B Warrants held by Blair as market-maker as indicated in (i) (B) above.


 _____________________________________________________________________________

(1) Each Unit ("Unit") consists of one share, one Class A Warrant ("Class A Warrant"), and one Class B Warrant ("Class B Warrant"). Each Class A Warrant entitles the holder to purchase one share and one Class B Warrant at a price of $6.25, subject to adjustment, until May 25, 1999. Each Class B Warrant entitles the holder to purchase one share at a price of $8.50, subject to adjustment until May 25, 1999.

(2) Each Unit (the "1996 Unit")  consists of 20,000 shares and 20,000 Class
C Warrants (the "Class C Warrants"). Each Class C Warrant is exercisable to purchase one share at an exercise price of $5.25 until the earlier of (i) April 11, 2006 and (ii) five years from the registration of the securities underlying the 1996 Units.

                                                           Page 5 of 6 pages

       (c) Wood, as Chairman of the Board of Directors of Blair, shares voting and dispositive power over securities owned by Blair with its Board of Directors. Wood has sole voting and dispositive power over securities owned directly by him.

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
            Company:
            Not applicable.

Item 8.     Identification and Classification of Members of the Group:
            Not applicable.

Item 9.     Notice of Dissolution of Group:
            Not applicable.

Item 10.    Certification:
            By signing below we certify that to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as participant in any transaction having such purpose of effect.

                       EXHIBIT INDEX
                       -------------
EXHIBIT A -  Agreement by the  Reporting  Parties to file this Schedule
             13G on behalf of each of them.


                                   SIGNATURES
                                   ----------
         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct.


                                          D.H. BLAIR & CO., INC.



                                              /s/ Kenton E. Wood
Dated:   February 10, 1998                By:________________________________
         New York, New York                    Kenton E. Wood
                                               Chairman






                                             /s/ Kenton E. Wood
Dated:   February 10, 1998                    _________________________________
         New York, New York                     Kenton E. Wood